Kansas City Life Insurance Company


                     Guaranteed Minimum Death Benefit Rider


The Benefit
Kansas City Life Insurance Company guarantees payment of the death benefit of this contract at the death of the Insured, regardless of the subaccounts' investment performance, while this rider is in effect and the cumulative premium requirement is met.

Guaranteed Minimum Death Benefit Rider Premium
The guaranteed minimum death benefit rider premium is the premium level which guarantees that this rider will remain in effect, but in no case will the premium keep the rider in effect beyond the rider expiration age, shown in
Section 1, Contract Data of the contract.

The cumulative guaranteed minimum death benefit rider premium is an amount equal to the guaranteed minimum death benefit rider premium shown in Section 1, Contract Data of the contract, paid monthly, with each premium accumulated at the fixed account guaranteed interest rate, shown in Section 1, Contract Data of the contract, to the date the cumulative premium requirement is tested. The cumulative premium requirement is tested on each monthly anniversary.

Cumulative Premium Requirement
You must meet the cumulative premium requirement for this rider to remain in effect. This requirement is met if cumulative paid premiums equal or exceed the cumulative guaranteed minimum death benefit rider premium plus any loan balance on each monthly anniversary day.

The cumulative paid premium is an amount equal to premiums paid less partial surrenders each accumulated at the fixed account guaranteed interest rate, shown in Section 1, Contract Data of the contract, to the date the cumulative premium requirement is tested. The cumulative premium requirement is tested on each monthly anniversary.

Notice Period
If you do not meet the cumulative premium requirement on any monthly anniversary, this rider is in default. A 61-day notice period begins on the day we mail the notice that this rider is in default. This notice will show the premium required to maintain this rider. The premium in default will be the amount by which the cumulative guaranteed minimum death benefit rider premium plus any loan balance is greater than the cumulative paid premium. If you do not meet the cumulative premium requirement and you do not pay an amount equal to the premium in default by the end of the notice period, this rider will terminate.

Effect on Other Riders
This rider will only guarantee that the contract's death benefit will remain in effect. This rider does not guarantee that any other rider benefits will remain in effect. All other riders terminate at the point the contract would have terminated in absence of this rider.

If this contract includes any riders and the cash surrender value is less than or equal to zero after the guaranteed payment period shown in Section 1, Contract Data of the contract, you have the following options:

     (1) terminate any other riders attached to this contract and keep the death benefit in force under the terms of this rider; or

     (2) pay sufficient premiums to obtain a positive cash surrender value to avoid lapse of the contract and any riders.

If one of the above options are not selected, we will terminate your contract and all riders.

Reinstatement of the Guaranteed Minimum Death Benefit Rider
You may apply to have this rider reinstated within two years of termination of such rider while the contract is in force.

Reinstatement requires:

     (1)  a written request to reinstate this rider;

     (2)  satisfactory   evidence  of  insurability,   unless  reinstatement  is
          requested  within one year after the  beginning of the notice  period;
          and

     (3) payment of the amount by which the cumulative guaranteed minimum death benefit rider premium plus any loan balance exceeds the cumulative paid premiums on the date of reinstatement, as described in the cumulative premium requirement section.

We have the right to deny reinstatement of this rider more than once during the life of the contract.

General Provisions
The following provisions apply to this rider:

     (1)  this rider is made a part of the contract to which it is attached;

     (2) the benefit provided by this rider is subject to all the provisions of this rider and the applicable contract provisions;

     (3) this rider is nonparticipating. It will not participate in any of our profits, losses or surplus earnings;

     (4)  this rider does not provide for cash or loan values;

     (5) the expiration date of this rider is shown in Section 1, Contract Data of the contract; and

     (6) this rider terminates when the cumulative premium requirement for the rider is not met subject to the notice period.

Cancellation
This rider may be canceled by you at any time. The cancellation will be effective on the monthly anniversary day on or next following the date we receive your request. Your request must be in writing and filed with us prior to this date. We may require that the contract be submitted for endorsement to show the cancellation.

Termination of Rider
This rider terminates on the earliest of:

     (1)  the date the contract terminates for any reason;

     (2)  the date this rider is canceled by you;

     (3) the date the cumulative premium requirement is not met at the end of the notice period; or

     (4)  the expiration date of this rider.


Signed for Kansas City Life Insurance Company, a stock company, at its Home Office, 3520 Broadway, PO Box 219139, Kansas City, MO 64121-9139.

           C. John Malacarne                       R. Philip Bixby
               Secretary                               President